                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549


                               SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No.   )*

                            The Care Group, Inc.

                              (Name of Issuer)

                                Common Stock

                      (Title of Class of Securities)

                                141653105
                             (CUSIP Number)

                         Board of Directors,
                   The Care Group, One Hollow Lane,
                        Lake Success, NY  11042

           (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           December 17, 1993
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ]

Check the following box if a fee is being paid with the statement [X] ( A fee is not requred only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                         SCHEDULE 13D
CUSIP No. 141653105

1)  Name of reporting person

S.S. or I. R. S. No of the above person
Board of Directors of The Care Group, Inc., Voting Trustee

2)  Check the Appropriate box if a member of a group

                                    (a)  [  ]
                                    (b)  [  ]

3)   Sec Use Only

4)  Source of Funds N/A

5) Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6)  Citizenship or place of Organization

                 New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)  Sole Voting power

          1,181,206

8)  Shared voting power

                   0

9)  Sole Dispositive Power

                   0

10)  Shared Dispositive Power

                   0

11)  Aggregate amount beneficially owned by each reporting person

             1,181,206

12)  Check box if the aggregate amount in row (11) excludes certain shares

                                                         [  ]

13)  Percent of class represented by amount in Row (11)

                                                        16.7%

14)  Type of Reporting person

Item 1.  Security and Issue

   Security:   Common Stock, par value $.001 per share (the 1,181,206
               shares reported herein are referred to as the "Reported Shares")

   Issuer:     The Care Group, Inc.
               One Hollow Lane
               Lake Success, New York  11042

Item 2.  Identity and Background

   (a)Name:     The Board of Directors of The Care Group, Inc.
                (the "Board", presently consisting of Ann T. Mittasch, Gilda G. Schechter, Randolph J. Mittasch, John J. Lynch and Dr. Alex Maurillo)

   (b)Address:  One Hollow Lane, Lake Success,
                New York, N.Y.  10142

(c)Principal
   Occupation:  The Board of Directors of
                 The Care Group, Inc.

(d)No
   Proceedings:    During the past five years, neither the Board
                   nor any of the its members has been convicted in a criminal proceeding

(e)No Civil
   Proceedings:   During the past five years, neither the Board
                  nor any of its members
                  was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person as or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Consideration

   Not applicable. The Board is deemed a beneficial owner of the Reported Shares solely by virtue of being a voting trustee under the voting trust described in Item 4.

Item 4.Purpose of Transaction

   The Reported Shares were issued by the Company to an investor in a private placement and delivered into a two year voting trust (the "Voting Trust") with the Company's Board of Directors as voting trustee. The Board beneficially owns the Reported Shares solely by virtue of being the trustee of the Voting Trust. The purpose of the transaction is to grant the Board voting power over the Reported Shares for a two year period ending December 13, 1995. No member of the Board for his or her own individual account has any current plans relating to items (a) through (j) of Item 4.

Item 5.Interest in Securities of the Issuer:

(a) Number of shares of Common Stock
    beneficially owned by the Board and
    percentage of                            1,181,206 shares;
    class                                              (16.7%)

(b) Number of shares of
    Common Stock over which
    the Board has sole and shared
    voting power and percentage of     Sole:  1,181,206 shares;
    class:                           Shared:            - 0

     Number of shares of Common
     Stock over which the Board
     has sole and shared dispositive
     and percentage of                  Sole:          - 0 -
     class:                           Shared:          - 0 -

(c) No other transactions in Common
    Stock were affected by the Board
    during the past 60 days

(d) Belfort & Associates, Inc.
    ("Belfort") has the right
    to receive or the power to
     direct the receipt of
     dividends from, or the
     proceeds from sale of, the
     Reported Securities

Item 6.  Contracts, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer

   The Reporting Person is the Board of Directors of the issuer. The Board is the trustee of the Voting Trust. The Voting Trust is governed in accordance with (i) the Purchase Agreement dated December 13, 1993 by and, between the Company and Belfort (the "Purchase Agreement") and (ii) the Voting Trust Agreement dated December 13, 1993, by and among the Company, Belfort and the Board of Directors (the "Voting Trust Agreement").

Item 7.   Material to be Filed as Exhibits

          (a)  Purchase Agreement
          (b)  Voting Trust Agreement

                             Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 23, 1993


                                            THE BOARD OF DIRECTORS OF
                                            THE CARE GROUP, INC.

                                            /s/  Ann T. Mittasch

                                                 Ann T. Mittasch
                                                 Chairman of the Board of
                                                 The Care Group, Inc.